Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Holding(s) in Company
                  Released 14:32 16 Apr 2003
                  Number 1196K






Holding in Company

By a letter received on 15 April 2003, Fidelity International Limited officially informed Oxford GlycoSciences Plc that it no longer has a notifiable interest under the Companies Act 1985 in the ordinary share capital of Oxford GlycoSciences Plc.

END